Park-Ohio Holdings Corp.
6065 Parkland Boulevard
Cleveland, Ohio 44124
November 19, 2009
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Era Anagnosti
Re:	Park-Ohio Holdings Corp. Registration Statement on Form S-3 (Registration No. 333-161475)
Ladies and Gentlemen:
     On behalf of Park-Ohio Holdings Corp. (the “Company”), the undersigned hereby withdraws the request, made pursuant to a letter dated November 16, 2009, to have the Registration Statement on Form S-3 (File No. 333-161475) (the “Registration Statement”) of the Company declared effective under the Securities Act of 1933. The Company anticipates filing an additional pre-effective amendment to the Registration Statement in the near term and will submit another request to have the Registration Statement declared effective after such filing.
     Please contact Michael J. Solecki at Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours, PARK-OHIO HOLDINGS CORP.
By:	/s/ Robert D. Vilsack
	Name:	Robert D. Vilsack
	Title:	Secretary and General Counsel
cc: Michael J. Solecki, Esq.